UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 2, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

America's Car-Mart, Inc.

File No. 000-14939 CF#24433

———————————————

America's Car-Mart, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on November 17, 2009.

Based on representations by America's Car-Mart, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through August 27, 2010
Exhibit 10.2	through August 27, 2010
Exhibit 10.3	through August 27, 2010

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brigitte Lippmann
Special Counsel